RATIO OF EARNINGS TO FIXED CHARGES EXHIBIT 12

Nine Months Ended Sept. 30, 2001
(In Thousands)

Earnings
Income before interest expense	$29,032

Add:
Income tax items	11,136
Income tax on other income	1,724
Income distribution from equity investee	1,000
AFUDC - borrowed funds	177
Interest on rentals	692
Amortization of debt discount	264
Total earnings before interest and taxes	$44,025

Fixed Charges
Interest on long-term debt	$ 9,708
Amortization of debt discount	264
Other interest	858
Interest on rentals*	692
Total fixed charges	$11,522

Ratio of Earnings to Fixed Charges	3.82x

*Represents one-third of the total rental expense.